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News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com For Immediate Release	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

The Thomson Corporation Announces C$900 Million Note Offering

        STAMFORD, Conn., October 28, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today announced it has entered into an agreement with a syndicate of Canadian investment dealers for a public offering in Canada of C$900 million (US$740 million) of notes.

        The offering includes C$300 million of 4.35% notes due December 1, 2009 and C$600 million of 5.20% notes due December 1, 2014. Thomson plans to use the net proceeds of the offering to partially fund its previously-announced redemption of C$1.2 billion of debt securities. The offering is expected to close on November 26, 2004, which is also the scheduled redemption date.

        The notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release is being issued pursuant to Rule 135c under the Securities Act.

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements, such as the Corporation's expectations regarding the offering and its expected use of proceeds, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The Corporation can give no assurance that the offering will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.